
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4628

December 14, 2016

<u>Via Email</u>
Jose A. Bayardo
Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, Texas 77036

  Re: National Oilwell Varco, Inc.
     Form 10-K for Fiscal Year Ended
     December 31, 2015
     Filed February 19, 2016
     File No. 1-12317

Dear Mr. Bayardo:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/H. Roger Schwall

              H. Roger Schwall
              Assistant Director
              Office of Natural Resources